Mail Stop 60-10


	July 28, 2005


Mr. Xiaodong Wu
Chief Executive Officer
China Medical Technologies, Inc.
No. 24 Yong Chang North Road
Beijing Economic-Technological Development Area
Beijing 100176
People`s Republic of China

Re:	China Medical Technologies, Inc
	Registration Statement on Form F-1
	As Filed July 15, 2005 and Amended July 18, 2005

Dear Mr. Wu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 11

Fluctuation in the value of the Renminbi . . ., page 26

1. Revise this risk factor to reflect the People`s Bank of China`s recent unlinking of the yuan to the U.S. dollar.

Exhibit 5.1

2. The exhibit that you file with your registration statement may not assume conclusions of law that are necessary requirements of the ultimate opinion. For example, we note the assumption in the second paragraph numbered "2" on page two of the exhibit.

3. We note that the legal opinion states that it is "given solely for your benefit . . . and may not be relied upon by any other person without our prior written consent." Your registration statement must include an opinion on which investors can rely. Please revise accordingly.

4. Please tell us why your legal opinion refers to shares being "allotted."

Exhibit 8.1

5. Please file a final, dated and signed opinion.


*  *  *  *  *


      Please contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3617 with any questions.


	Sincerely,



	Russell Mancuso
	Branch Chief

cc (via fax):  David T. Zhang - Latham & Watkins LLP
??

??

??

??

Mr. Xiaodong Wu
China Medical Technologies, Inc.
July 28, 2005
Page 1